The information set forth as "Statement of Operations Data" and "Balance
Sheet Data" in the "Selected Financial Data" for the year ended January 2, 1994 appearing on page 14 was derived from the Financial Statements which we audited. In our opinion, the aforementioned information derived from the Financial Statements is fairly stated in all material respects in relation to those Financial Statements.

                                          Stark & Bennett, P.A.

Plantation, Florida
September 25, 1996